AXIOS Sustainable Growth Acquisition Corporation

Hidden Pines Farm, 1409, Hopewell Road

Alpharetta, Georgia

February 11, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention: Timothy S. Levenberg

Re:	AXIOS Sustainable Growth Acquisition Corporation Registration Statement on Form S-1 File No. 333-262352

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AXIOS Sustainable Growth Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 15, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP, request by telephone that such Registration Statement be declared effective.

Please contact Michael Schwartz, of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, at (212) 735-3694, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/Benedikt Förtig
Benedikt Förtig
Chief Executive Officer